FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: August 10, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months ended June 30, 2010 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2010	March 31, 2010
	(Yen in millions)
Current assets:
Cash and cash equivalents (Note 5)	¥312,775	¥313,126
Investments in debt securities, current (Notes 4 and 5)	22,114	11,644
Other short-term investments (Notes 4 and 5)	205,524	200,413
Trade notes receivables (Note 5)	15,573	16,421
Trade accounts receivables (Note 5)	191,721	190,903
Less allowances for doubtful accounts and sales returns	(3,943)	(3,971)
Inventories (Note 6)	182,792	177,361
Advance payments	51,684	52,316
Deferred income taxes	41,514	40,872
Other current assets (Notes 5 and 7)	35,660	35,370

Total current assets	1,055,414	1,034,455

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,242	1,261
Investments in debt and equity securities, long-term (Notes 4 and 5)	314,942	370,124
Other long-term investments (Notes 4 and 5)	10,463	10,534

Total investments and advances	326,647	381,919

Property, plant and equipment:
Land	56,431	56,870
Buildings	286,570	290,516
Machinery and equipment	683,944	689,608
Construction in progress	8,886	8,842
Less accumulated depreciation	(798,130)	(805,737)

Total property, plant and equipment	237,701	240,099

Goodwill	64,885	67,602
Intangible assets	47,568	49,593
Other assets	73,331	75,049

Total assets	¥1,805,546	¥1,848,717

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	June 30, 2010	March 31, 2010
	(Yen in millions)
Current liabilities:
Short-term borrowings (Note 5)	¥3,523	¥4,073
Current portion of long-term debt (Note 5)	11,145	13,456
Trade notes and accounts payable (Note 5)	95,138	89,750
Other notes and accounts payable (Note 5)	62,721	63,779
Accrued payroll and bonus	55,546	47,131
Accrued income taxes	15,288	15,602
Other accrued liabilities	23,709	26,800
Other current liabilities (Notes 5 and 7)	32,109	28,721

Total current liabilities	299,179	289,312

Non-current liabilities:
Long-term debt (Note 5)	24,257	29,067
Accrued pension and severance liabilities (Note 8)	28,421	31,828
Deferred income taxes	59,093	75,619
Other non-current liabilities	15,754	15,629

Total non-current liabilities	127,525	152,143

Total liabilities	426,704	441,455

Commitments and contingencies (Note 9)

Kyocera Corporation shareholders’ equity (Note 10):
Common stock	115,703	115,703
Additional paid-in capital	163,073	163,044
Retained earnings	1,187,004	1,168,122
Accumulated other comprehensive income (Note 7)	(95,961)	(51,010)
Treasury stock, at cost	(50,635)	(50,624)

Total Kyocera Corporation shareholders’ equity	1,319,184	1,345,235

Noncontrolling interests	59,658	62,027

Total equity	1,378,842	1,407,262

Total liabilities and equity	¥1,805,546	¥1,848,717

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥225,401	¥313,175
Cost of sales (Note 7)	177,624	218,742

Gross profit	47,777	94,433
Selling, general and administrative expenses (Note 11)	53,349	53,830

Profit (loss) from operations	(5,572)	40,603
Other income (expenses):
Interest and dividend income	5,023	5,293
Interest expense (Note 7)	(757)	(572)
Foreign currency transaction gains (losses), net (Note 7)	224	(273)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	1,077	202
Other, net (Note 5)	708	1,070

Total other income	6,275	5,720

Income before income taxes	703	46,323
Income taxes	289	14,749

Net income	414	31,574
Net income attributable to noncontrolling interests	(874)	(1,681)

Net income (loss) attributable to shareholders of Kyocera Corporation	¥(460)	¥29,893

Earnings per share (Note 13):
Net income (loss) attributable to shareholders of Kyocera Corporation:
Basic	¥(2.50)	¥162.89
Diluted	¥(2.50)	¥162.89
Average number of shares of common stock outstanding:
Basic	183,527	183,520
Diluted	183,527	183,520

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥414	¥31,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,254	16,339
Provision for doubtful accounts	(123)	219
Write-down of inventories	5,123	979
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,077)	(202)
Foreign currency adjustments	654	359
Change in assets and liabilities:
(Increase) decrease in receivables	3,171	(11,728)
(Increase) decrease in inventories	7,233	(15,021)
(Increase) decrease in other current assets	404	(4,810)
Increase (decrease) in notes and accounts payable	(8,191)	24,229
Increase (decrease) in accrued income taxes	(2,064)	242
Increase in other current liabilities	8,108	7,859
Decrease in other non-current liabilities	(857)	(965)
Other, net	(4,257)	(917)

Net cash provided by operating activities	26,792	48,157

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(5,798)	(5,715)
Payments for purchases of held-to-maturity securities	(15,736)	(12,108)
Payments for purchases of other securities	(4,153)	(6)
Proceeds from sales and maturities of available-for-sale securities	6,160	7,000
Proceeds from maturities of held-to-maturity securities	14,603	14,246
Acquisitions of businesses, net of cash acquired (Note 3)	(202)	(1,146)
Payments for purchases of property, plant and equipment	(8,495)	(9,499)
Payments for purchases of intangible assets	(747)	(879)
Proceeds from sales of property, plant and equipment, and intangible assets	252	32
Acquisition of certificate of deposits and time deposits	(97,957)	(59,393)
Withdrawal of certificate of deposits and time deposits	109,221	42,116
Other, net	(477)	250

Net cash used in investing activities	(3,329)	(25,102)

Cash flows from financing activities:
Decrease in short-term debt, net	(1,834)	(385)
Proceeds from issuance of long-term debt	5,106	2,658
Payments of long-term debt	(7,083)	(4,679)
Dividends paid	(11,132)	(11,174)
Purchase of treasury stock	(13)	(12)
Reissuance of treasury stock	3	1
Other, net	(352)	(307)

Net cash used in financing activities	(15,305)	(13,898)

Effect of exchange rate changes on cash and cash equivalents	(1,220)	(9,508)

Net increase (decrease) in cash and cash equivalents	6,938	(351)
Cash and cash equivalents at beginning of period	269,247	313,126

Cash and cash equivalents at end of period	¥276,185	¥312,775

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Comprehensive Income

Kyocera adopts ASC 220, “Comprehensive Income.” Comprehensive income is the change in equity except for capital transactions and it consists of net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, pension adjustments and net unrealized gains (losses) on securities and derivative financial instruments during a period.

(3) Business Combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(4) Goodwill and Other Intangible Assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(5) Lease Accounting

Kyocera adopts ASC 840, “Leases.” Kyocera records tangible assets as capital lease for all of rent transactions which rewards of ownership and transfers risk of property substantially.

(6) Benefit Plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(7) Unused Compensated Absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(8) Income Taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(9) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

(2) Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation service and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. We believe that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time we record the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. We believe that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and Cash Equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in investments in and advances to affiliates and unconsolidated subsidiaries at June 30, 2010 and at March 31, 2010 were ¥0 million and ¥1 million. The amounts of allowances for doubtful accounts included in other long-term investments at June 30, 2010 and at March 31, 2010 were ¥176million and ¥253 million. The amounts of allowances for doubtful accounts included in other assets at June 30, 2010 and at March 31, 2010 were ¥1,953 million and ¥2,001 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% at June 30, 2010 and at March 31, 2010, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 54% and 57% at June 30, 2010 and at March 31, 2010, respectively, and by other methods, including the average method, for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Kyocera evaluates whether the declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the period incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 18 years

(10) Impairment of Long-Lived Assets

Impairment of long-lived assets and intangible assets are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11)	Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivatives will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the financial statements by fair value based measurement method. Under the modified prospective method, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net Income Attributable to Shareholders of Kyocera Corporation and Cash Dividends per Share

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently Adopted Accounting Standards

Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

(17) Recently Issued Accounting Standards

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This accounting standard requires an entity to provide certain existing disclosures and new disclosures, on a disaggregated basis, about its financing receivables and related allowance for credit losses. For public entities, the disclosure as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial position and cash flows.

3. BUSINESS COMBINATION

On June 1, 2010, Kyocera Corporation acquired part of Thin Film Transistor Liquid Crystal Display business from Sony Mobile Display Corporation. The results of operations of the acquired business were included into Kyocera’s quarterly consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Electronic Device Group.

This acquisition did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at June 30, 2010 and March 31, 2010, included in investments in debt securities, current (current assets) and in investments in debt and equity securities, long-term (non-current assets) are summarized as follows:

	June 30, 2010				March 31, 2010
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥268,527	¥268,848	¥7,592	¥7,271	¥270,494	¥310,654	¥40,329	¥169
Investment trusts	3,018	2,989	173	202	3,346	3,809	463	—

Total equity securities	271,545	271,837	7,765	7,473	273,840	314,463	40,792	169

Corporate bonds	5,149	4,404	18	763	6,659	6,221	66	504
Hybrid financial instruments	11,896	11,896	—	—	9,867	9,867	—	—
Government bonds and public bonds	3,037	2,525	1	513	2,230	1,999	8	239
Other debt securities	859	827	1	33	1,166	1,131	35	70

Total debt securities	20,941	19,652	20	1,309	19,922	19,218	109	813

Total available-for-sale securities	292,486	291,489	7,785	8,782	293,762	333,681	40,901	982

Held-to-maturity securities:
Corporate bonds	25,324	25,495	209	38	23,904	24,018	194	80
Government bonds and public bonds	20,243	20,286	43	—	24,183	24,173	35	45

Total held-to-maturity securities	45,567	45,781	252	38	48,087	48,191	229	125

Total	¥338,053	¥337,270	¥8,037	¥8,820	¥341,849	¥381,872	¥41,130	¥1,107

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

At June 30, 2010, Kyocera held available-for-sale securities in unrealized loss positions of ¥8,782 million. Kyocera considered the impairments of equity securities were not other-than-temporary as the extent to which fair value was below the cost was minor and the duration of the impairments was within a year. Kyocera considered the impairments of debt securities were not other-than-temporary because the impairment was not caused by credit loss and Kyocera would receive the full cost amount.

(2) Other investments

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments at June 30, 2010 and March 31, 2010, included in other short-term investments (current assets) and in other long-term investments (non-current assets), are summarized as follows:

	June 30, 2010	March 31, 2010
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥205,581	¥200,482
Non-marketable equity securities	10,200	10,263
Long-term loans	206	202

Total	¥215,987	¥210,947

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and Liabilities Measured at Fair Value on a Recurring Basis

	June 30, 2010				March 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥—	¥11	¥12	¥23	¥721	¥158	¥19	¥898
Hybrid financial instruments	—	9,932	—	9,932	—	—	—	—
Government bonds and public bonds	165	—	—	165	195	—	—	195
Other debt securities	—	352	1	353	—	729	2	731

Total debt securities	165	10,295	13	10,473	916	887	21	1,824

Foreign currency forward contracts	—	5,474	—	5,474	—	760	—	760

Total derivatives	—	5,474	—	5,474	—	760	—	760

Total current assets	165	15,769	13	15,947	916	1,647	21	2,584

Non-Current Assets:
Marketable equity securities	268,848	—	—	268,848	310,654	—	—	310,654
Investment trusts	318	2,671	—	2,989	1,100	2,709	—	3,809

Total equity securities	269,166	2,671	—	271,837	311,754	2,709	—	314,463

Corporate bonds	4,350	15	16	4,381	5,225	87	11	5,323
Hybrid financial instruments	—	1,964	—	1,964	—	9,867	—	9,867
Government bonds and public bonds	2,360	—	—	2,360	1,804	—	—	1,804
Other debt securities	—	473	1	474	—	399	1	400

Total debt securities	6,710	2,452	17	9,179	7,029	10,353	12	17,394

Total non-current assets	275,876	5,123	17	281,016	318,783	13,062	12	331,857

Total assets	¥276,041	¥20,892	¥30	¥296,963	¥319,699	¥14,709	¥33	¥334,441

Current Liabilities:
Foreign currency forward contracts	¥—	¥500	¥—	¥500	¥—	¥984	¥—	¥984
Interest rate swaps	—	35	—	35	—	44	—	44
Currency swaps	—	10	—	10	—	9	—	9

Total derivatives	—	545	—	545	—	1,037	—	1,037

Total current liabilities	¥—	¥545	¥—	¥545	¥—	¥1,037	¥—	¥1,037

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers in and out of Levels 1 and 2 for the three months ended June 30, 2009 and 2010. In accordance with the provisions of ASC 815-15, “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments in the amount of ¥190 million and ¥29 million were recorded in other, net on the consolidated statement of income for the three months ended June 30, 2009 and 2010, respectively.

The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 7 to the Quarterly Consolidated Financial Statement on this Form 6-K.

The following table presents additional information about Level 3 corporate bonds and other debt securities measured at fair value on recurring basis for the three months ended June 30, 2009 and 2010.

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Balance at beginning of period	¥696	¥33
Total gains or losses (realized / unrealized)
Included in earnings	5	—
Included in other comprehensive income	(7)	(3)
Purchase, issuance, and settlements	(310)	—
Transfer in and/or out of Level 3	(3)	—

Balance at end of period	¥381	¥30

(2) Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	June 30, 2010		March 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Investments in debt securities, current	¥22,114	¥22,127	¥11,644	¥11,662
Investments in debt and equity securities, long term	314,942	315,143	370,124	370,210
Other long-term investments	10,463	10,463	10,534	10,534

Total	¥347,519	¥347,733	¥392,302	¥392,406

Liabilities (b):
Long-term debt (including due within one year)	¥35,402	¥35,565	¥42,523	¥42,710

Total	¥35,402	¥35,565	¥42,523	¥42,710

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at June 30, 2010 and March 31, 2010 were ¥10,200 million and ¥10,252 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

6. INVENTORIES

Inventories at June 30, 2010 and March 31, 2010 are as follows:

	June 30, 2010	March 31, 2010
	(Yen in millions)
Finished goods	¥84,089	¥83,444
Work in process	43,429	41,409
Raw materials and supplies	55,274	52,508

Total	¥182,792	¥177,361

7. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months and currency swaps to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments at June 30, 2010 and March 31, 2010 are as follows:

	June 30, 2010	March 31, 2010
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,972	¥11,961
Interest rate swaps	540	625
Interest rate caps	—	3,125

Total	¥13,512	¥15,711

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥89,719	¥95,758
Currency swaps	262	279

Total	¥89,981	¥96,037

Total derivatives	¥103,493	¥111,748

The location and fair value of derivative financial instruments in the consolidated balance sheets at June 30, 2010 and March 31, 2010 are as follows:

	Location	June 30, 2010	March 31, 2010
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥236	¥79
Interest rate caps	Other current assets	—	—

Total		¥236	¥79

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥5,238	¥681

Total		¥5,238	¥681

Total derivatives		¥5,474	¥760

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥148	¥167
Interest rate swaps	Other current liabilities	35	44

Total		¥183	¥211

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥352	¥817
Currency swaps	Other current liabilities	10	9

Total		¥362	¥826

Total derivatives		¥545	¥1,037

The location and amount of derivative financial instruments in the comprehensive income for the three months ended June 30, 2009 and 2010 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in accumulated other comprehensive income

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Foreign currency forward contracts	¥170	¥101
Interest rate swaps	12	8
Interest rate caps	0	—

Total	¥182	¥109

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Three months ended June 30,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Net sales and Cost of sales	¥43	¥(32)
Interest rate swaps	Interest expense	4	5
Interest rate swaps	Equity in earnings of affiliates and unconsolidated subsidiaries	(4)	—
Interest rate caps	Interest expense	0	—

Total		¥43	¥(27)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended June 30,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(15)	¥(0)
Interest rate caps	Interest expense	—	—

Total		¥(15)	¥(0)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended June 30,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥1,137	¥5,022
Currency swaps	Foreign currency transaction gains (losses), net	5	(1)

Total		¥1,142	¥5,021

8. BENEFIT PLANS

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the three months ended June 30, 2009 and 2010 include the following components:

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Service cost	¥2,201	¥2,154
Interest cost	575	659
Expected return on plan assets	(763)	(814)
Amortization of prior service cost	(1,082)	(1,082)
Recognized actuarial loss	293	193

Net periodic pension costs	¥1,224	¥1,110

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries and TA Triumph-Adler AG and its consolidated subsidiaries, in the three months ended June 30, 2009 and 2010 include the following components:

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Service cost	¥85	¥83
Interest cost	557	490
Expected return on plan assets	(295)	(295)
Amortization of prior service cost	3	3
Recognized actuarial loss	58	63

Net periodic pension costs	¥408	¥344

9. COMMITMENTS AND CONTINGENCIES

As of June 30, 2010, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥12,291 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at June 30, 2010 are as follows:

June 30, 2010
(Yen in millions)
Due within 1 year	¥4,761
Due after 1 year but within 2 years	3,307
Due after 2 years but within 3 years	1,860
Due after 3 years but within 4 years	1,133
Due after 4 years but within 5 years	791
Thereafter	1,092

Total	¥12,944

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the three months ended June 30, 2010, Kyocera purchased ¥3,747 million and is obligated to purchase ¥250,595 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At June 30, 2010, the total amount of these guarantees was ¥710 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX Corporation (AVX) has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥28,028 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the EPA indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s consolidated results of operations, financial position and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial position and cash flows.

10. EQUITY

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 25, 2010, Kyocera paid cash dividends totaling ¥11,011 million, ¥60 per share of common stock on June 28, 2010 to shareholders of record on March 31, 2010.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the three months ended June 30, 2009 and 2010 are as follows:

	Three months ended June 30,
	2009			2010
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,323,663	¥59,425	¥1,383,088	¥1,345,235	¥62,027	¥1,407,262
Comprehensive income (loss)	19,099	541	19,640	(15,058)	(1,789)	(16,847)
Cash dividends paid to Kyocera Corporation’s shareholders	(11,012)	—	(11,012)	(11,011)	—	(11,011)
Cash dividends paid to noncontrolling interests	—	(685)	(685)	—	(644)	(644)
Other	(37)	9	(28)	18	64	82

Balance at end of period	¥1,331,713	¥59,290	¥1,391,003	¥1,319,184	¥59,658	¥1,378,842

Changes in comprehensive income (loss) for the three months ended June 30, 2009 and 2010 are as follows:

	Three months ended June 30,
	2009			2010
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income (loss)	¥(460)	¥874	¥414	¥29,893	¥1,681	¥31,574
Net unrealized gains (losses) on securities	19,810	51	19,861	(24,081)	9	(24,072)
Net unrealized gains on derivative financial instruments	182	69	251	109	40	149
Pension adjustments	(250)	(119)	(369)	(399)	(68)	(467)
Foreign currency translation adjustments	(183)	(334)	(517)	(20,580)	(3,451)	(24,031)

Comprehensive income (loss)	¥19,099	¥541	¥19,640	¥(15,058)	¥(1,789)	¥(16,847)

11. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Research and development expenses	¥13,123	¥11,387
Advertising expenses	¥1,553	¥1,429
Shipping and handling cost included in selling, general and administrative expenses	¥3,030	¥4,019

12. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

SAW Devices, RF Modules, EMI Filters

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Wireless Broadband Systems such as WiMAX associated products

(Information Equipment Group)

Color and Black & White Office Equipment such as ECOSYS Printers, Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(Others)

Telecommunication Engineering Business

Integrated Business of Information Systems and Network Infrastructure

Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Real Estate Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended June 30,
	2009	2010
Amount of sales to KDDI (Yen in millions)	¥18,226	¥41,119
Ratio of amount of sale to KDDI to consolidated net sales (%)	8.1	13.1

Information by reporting segments for the three months ended June 30, 2009 and 2010 is summarized as follows:

(Reporting Segments)

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥9,267	¥17,233
Semiconductor Parts Group	28,078	42,808
Applied Ceramic Products Group	29,871	44,847
Electronic Device Group	45,372	59,549
Telecommunications Equipment Group	36,803	64,756
Information Equipment Group	53,756	58,465
Others	26,819	32,640
Adjustments and eliminations	(4,565)	(7,123)

Net sales	¥225,401	¥313,175

Income before income taxes:
Fine Ceramic Parts Group	¥(2,800)	¥2,322
Semiconductor Parts Group	1,685	8,984
Applied Ceramic Products Group	1,125	7,432
Electronic Device Group	(2,263)	9,480
Telecommunications Equipment Group	(5,358)	5,132
Information Equipment Group	2,098	5,503
Others	(26)	1,873

Total operating profit (loss)	(5,539)	40,726
Corporate	5,111	5,865
Equity in earnings of affiliates and unconsolidated subsidiaries	1,077	202
Adjustments and eliminations	54	(470)

Income before income taxes	¥703	¥46,323

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,374	¥1,041
Semiconductor Parts Group	2,175	2,186
Applied Ceramic Products Group	2,452	2,709
Electronic Device Group	4,308	3,145
Telecommunications Equipment Group	2,661	3,080
Information Equipment Group	3,477	2,524
Others	1,165	1,135
Corporate	642	519

Total	¥18,254	¥16,339

Capital expenditures:
Fine Ceramic Parts Group	¥249	¥1,579
Semiconductor Parts Group	1,108	2,959
Applied Ceramic Products Group	1,316	2,634
Electronic Device Group	950	1,710
Telecommunications Equipment Group	718	716
Information Equipment Group	625	1,427
Others	338	656
Corporate	294	316

Total	¥5,598	¥11,997

Geographic segments (Net sales by region)

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥88,014	¥138,756
United States of America	42,800	56,040
Europe	44,143	52,898
Asia	38,941	50,940
Others	11,503	14,541

Net sales	¥225,401	¥313,175

There are no individually material countries with respect to revenue from external customers in Europe, Asia and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended June 30,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥91,772	¥142,355
Intra-group sales and transfer between geographic areas	64,238	109,952

	156,010	252,307

United States of America	50,600	66,560
Intra-group sales and transfer between geographic areas	4,735	8,486

	55,335	75,046

Europe	45,756	55,055
Intra-group sales and transfer between geographic areas	5,844	7,683

	51,600	62,738

Asia	33,055	43,480
Intra-group sales and transfer between geographic areas	31,557	47,828

	64,612	91,308

Others	4,218	5,725
Intra-group sales and transfer between geographic areas	3,109	3,505

	7,327	9,230

Adjustments and eliminations	(109,483)	(177,454)

Net sales	¥225,401	¥313,175

Income before income taxes:
Japan	¥(8,289)	¥25,738
United States of America	784	5,083
Europe	(1,593)	3,835
Asia	2,205	4,878
Others	469	691

	(6,424)	40,225
Corporate	5,111	5,865
Equity in earnings of affiliates and unconsolidated subsidiaries	1,077	202
Adjustments and eliminations	939	31

Income before income taxes	¥703	¥46,323

13. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Three months ended June 30,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net income (loss) attributable to shareholders of Kyocera Corporation	¥(460)	¥29,893

Basic earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation	¥(2.50)	¥162.89
Diluted earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation	¥(2.50)	¥162.89

Basic weighted average number of shares outstanding	183,527	183,520
Diluted weighted average number of shares outstanding	183,527	183,520

14. THE CORPORATE REORGANIZATION PROCEDURE FOR WILLCOM, INC.

Since October 2004, Kyocera Corporation owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera has accounted for its investment in WILLCOM, Inc. as an equity method investment.

On September 24, 2009, WILLCOM, Inc. applied and was accepted to undergo Alternative Dispute Resolution (ADR) with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. The ADR process is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded as equity in losses of affiliates, reflecting management’s belief that the investment might not be recoverable.

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan (ETIC) for support, and terminated the ADR process. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc.

On June 24, 2010, WILLCOM, Inc. requested the Tokyo District Court to extend the filing deadline for their reorganization plan, which was accepted. The new filing deadline is October 14, 2010.

On August 2, 2010, WILLCOM, Inc. entered into a sponsor agreement with SOFTBANK CORP. And SOFTBANK CORP. agreed to dispatch a business trustee to WILLCOM, Inc. and to provide necessary support for business operations and execution of the reorganization plan.

The final recovery rate and repayment schedule will be determined in a reorganization plan to be approved in the course of corporate reorganization procedures. The deduction of ¥8,961 million remains Kyocera’s best estimate of the recovery of the receivables outstanding when WILLCOM, Inc. entered the reorganization procedures. Following WILLCOM, Inc.’s filing for reorganization procedures, Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc. The final resolution of the reorganization plan may have a significant effect on the valuation of Kyocera’s receivables from WILLCOM, Inc. and Kyocera’s consolidated results of operations, financial position and cash flows.

15. SUBSEQUENT EVENT

Kyocera has evaluated subsequent events requiring recognition or disclosure in the quarterly consolidated financial statements during the period from July 1, 2010 through the date of issuance of this Quarterly Report in Japan. During the period, no material subsequent events were identified.

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended June 30,				Increase (Decrease) %
	2009		2010
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥8,422	3.9	¥17,768	5.6	111.0
Semiconductor Parts Group	27,841	12.7	44,328	14.1	59.2
Applied Ceramic Products Group	31,417	14.4	45,653	14.5	45.3
Electronic Device Group	42,028	19.2	60,841	19.3	44.8

Total Components Business	109,708	50.2	168,590	53.5	53.7
Telecommunications Equipment Group	37,050	16.9	65,711	20.8	77.4
Information Equipment Group	53,297	24.4	57,131	18.1	7.2

Total Equipment Business	90,347	41.3	122,842	38.9	36.0
Others	18,638	8.5	23,867	7.6	28.1

Production	¥218,693	100.0	¥315,299	100.0	44.2

2. Orders

	Three months ended June 30,				Increase (Decrease) %
	2009		2010
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥9,424	4.1	¥19,317	5.9	105.0
Semiconductor Parts Group	30,221	13.1	45,761	14.0	51.4
Applied Ceramic Products Group	29,702	12.9	48,120	14.8	62.0
Electronic Device Group	48,012	20.8	68,947	21.2	43.6

Total Components Business	117,359	50.9	182,145	55.9	55.2
Telecommunications Equipment Group	36,183	15.7	59,286	18.2	63.9
Information Equipment Group	53,795	23.3	57,686	17.7	7.2

Total Equipment Business	89,978	39.0	116,972	35.9	30.0
Others	27,852	12.1	33,436	10.3	20.0
Adjustments and eliminations	(4,466)	(2.0)	(6,818)	(2.1)	—

Orders	¥230,723	100.0	¥325,735	100.0	41.2